UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 10, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group® Acknowledges Receipt of Shareholder Letter

MONTREAL, QUEBEC and SARASOTA, FLORIDA – November 10, 2015 – Intertape Polymer Group Inc. (TSX: ITP) (“IPG®” or the “Company”) today acknowledges that it received a letter yesterday from two institutional shareholders addressed to Greg Yull, President and CEO, and the Board. The letter sets out certain suggestions to potentially enhance shareholder value.

In the normal course of duties, the Company has engaged in discussions with shareholders, including this group, in a manner compliant with the applicable rules governing such discussions. Discussion topics have included leverage ratios, capital allocation including the repurchase of shares, capital expenditures, a U.S. listing and board composition.

“Over the past few years, we have paid particular attention to enhancing shareholder value and have, in my opinion, clearly demonstrated our ability to do so. Thus far in 2015 through October 31, we have returned capital to our shareholders through the repurchase of approximately 2.5 million shares for approximately $30 million consideration, while total dividend payments are expected to amount to approximately $30 million for the full year. We believe that we have also maintained a high level of capital expenditures in an effort to improve manufacturing efficiencies. The Board will continue to exercise its fiduciary duty by actively working to create long-term shareholder value and remains open to constructive discussions with all of our shareholders,” said Greg Yull, President and CEO.

About Intertape Polymer Group

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and one in Europe.

For information about Intertape, visit www.itape.com

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company’s total dividend payments in 2015, the Board’s exercise of its fiduciary duties, the creation of long-term shareholder value and the Board’s openness to discussions with the Company’s shareholders, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

For further information please contact:

MaisonBrison Communications

Pierre Boucher

514-731-0000